Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPF.UN
Calgary, July 4, 2007

For Immediate Release

SUPPL

Superior Plus Income Fund Annouces Appointment of Kay Best, FCA to Board of Directors

Superior Plus Income Fund (the "Fund") today announced the appointment of Kay Best to the board of directors of Superior Plus Administration Inc., the administrator of the Fund, and Superior Plus Inc., general partner of Superior Plus LP., effective July 1, 2007. Ms. Best will be the ninth independent director of the ten member boards and will serve on the audit committee.

"We are very pleased to have Ms. Best join our boards," said Grant Billing, Chairman and Chief Executive Officer of Superior Plus. "Her appointment to the boards will be a valued addition in ensuring the alignment and support of Superior Plus' value-based growth strategy. The skills and extensive experience of Ms. Best in risk management, finance and strategic business development are complementary to those of the current members of the Board and will be of great value as we continue to focus on stability of distributions and long-term growth."

Ms. Best currently serves as Executive Vice-President, Risk Management and Chief Financial Officer of the Calgary Health Region. Prior thereto, Ms. Best was employed as a Partner with Ernst & Young LLP. Ms. Best is currently a director of Canadian Natural Resources Limited and Enbridge Income Fund.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is the seventh largest distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed price natural gas and electricity supply services in Ontario and natural gas supply in British Columbia and Quebec.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	86.3 million
SPF.db	8% Debentures, Series 1	$8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$59.0 million principal amount
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587); or with respect to DRIP inquiries, Leanne Likness, Corporate Secretary, Tel: (403) 218-2954 / Fax: (403) 218-2973, E-mail: llikness@superiorplus.com.

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX:SPF.UN
Calgary, July 12, 2007

For Immediate Release

July 2007 Cash Distribution

July 2007 Cash Distribution - $0.13 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of July 2007 of $0.13 per trust unit payable on August 15, 2007. The record date is July 31, 2007 and the ex-distribution date will be July 27, 2007. The Fund's current annualized cash distribution rate is $1.56 per trust unit.

For income tax purposes, the income from the July, 2007 cash distribution of $0.13 per trust unit is considered to be other income. A summary of cash distributions since inception and tax information is posted under the Investor Information section of Superior's website at www.superiorplus.com.

DRIP

The Fund has a Distribution Reinvestment Plan ("DRIP") available to its Unitholders. The DRIP allows participants to have their monthly cash distributions reinvested in additional units of the Fund at an effective discount of 5% to the Fund's market price. The DRIP program offers Unitholders the opportunity to steadily increase their ownership in the Fund without commissions or brokerage fees. Further information on the DRIP is posted on the Fund's website. Unitholders whose units are registered in the name of an investment banker, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to enrol in the plan.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is the seventh largest distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed price natural gas and electricity supply services in Ontario and natural gas supply in British Columbia and Quebec.

Superior Plus LP | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 | Tel: 403-218-2970, Fax: 403-218-2973 | Toll Free: 866-490-PLUS, Web: www.superiorplus.com

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	86.3 million
SPF.db	8% Debentures, Series 1	$8.1 million principal amount
SPF.db.a	8% Debentures, Series 2	$59.0 million principal amount
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587); or with respect to DRIP inquiries, Leanne Likness, Corporate Secretary, Tel: (403) 218-2954 / Fax: (403) 218-2973, E-mail: llikness@superiorplus.com.

END